Newell Brands Inc.

6655 Peachtree Dunwoody Road

Atlanta, Georgia 30328

September 20, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newell Brands Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 21, 2024

Form 8-K dated February 9, 2024

File No. 001-09608

Ladies and Gentlemen:

This letter responds to the comment letter dated September 9, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) and Form 8-K furnished February 9, 2024 (the “Form 8-K”). References to the “Company,” “we,” “us” and “our” refer to Newell Brands Inc., a Delaware corporation.

Below are the Company’s responses. For your convenience, the Staff’s comments as set forth in the Comment Letter are repeated below.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Consolidated Operating Results 2023 vs. 2022, page 29

1.

In your discussion of net sales and gross profit, you cite multiple factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes nor do you provide any context for the underlying reasons for such changes. Where one or more factors contributed to a material change in a line item, please revise future filings to describe the underlying reasons for these changes in quantitative and qualitative terms. We refer to guidance in Item 303(b) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 20, 2024

Response: In response to the Staff’s comment, the Company will quantify each such material factor in its future filings with the Commission to enhance an investor’s understanding of the magnitude and relative impact of each such material factor.

Form 8-K dated February 9, 2024

Exhibit 99.1 Reconciliation of GAAP and Non-GAAP Information (Unaudited), page 13

2.

We note your non-GAAP reconciliations appear to include a full non-GAAP income statement. The presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please remove this presentation in your future filings. To the extent you wish to present any of the non-GAAP measures, you should present a separate reconciliation for each non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to Question 102.10(a) and (c) of the C&DIs for Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered Question 102.10 of the Compliance and Disclosure Interpretations (“C&DIs”) for Non-GAAP Financial Measures and the application of Regulation G and Item 10(e) of Regulation S-K. The Company will remove the referenced disclosures in its future filings so that the reconciliation tables do not resemble a full non-GAAP income statement. The Company has included in Appendix A an illustrative disclosure based on the three-month and six-month periods ending June 30, 2023 and June 30, 2024, respectively, which the Company anticipates will be substantially similar to the disclosure it will use commencing with the Company’s earnings release furnished on Form 8-K for the quarter ending September 30, 2024 and on a going forward basis for each applicable non-GAAP measure, including a quantification and description of each adjustment individually, in lieu of the prior disclosure referenced by the Staff.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 20, 2024

3.

In future filings, please include a separate footnote for each non-GAAP adjustment that describes in further detail the adjustment, the related facts and circumstances and the reason why the adjustment is included. Please provide us any proposed disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to Appendix A for an illustrative disclosure based on the three-month and six-month periods ending June 30, 2023 and June 30, 2024, respectively, which the Company anticipates will be substantially similar to the disclosure it will use commencing with the Company’s earnings release furnished on Form 8-K for the quarter ending September 30, 2024 and on a going forward basis.

4.

We note certain non-GAAP adjustments for 2023 and 2022 include bad debt reserve related to an international customer, expenses for certain legal proceedings, and inventory reserve due to changes in raw material regulation. Please describe these adjustments to us in further detail and tell us how you considered the guidance in Question 100.01 of the C&DIs for Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the guidance set forth in Question 100.01 of the C&DIs on Non-GAAP Financial Measures and the requirements set forth in Item 10(e) of Regulation S-K. Based on that guidance, the Company believes the charges incurred related to the aforementioned matters are unusual or infrequent, are not typical of ongoing operations, and as such do not represent normal, recurring operating costs. In determining whether a matter does not constitute normal, recurring expenses necessary to operate the business, the Company considers the nature, scope, frequency and potential magnitude of each matter. The adjustments for the bad debt reserve related to an international customer, expenses for certain legal proceedings, and inventory reserve due to changes in raw material regulation are further described below ($ in millions).

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 20, 2024

Bad debt reserve: In fiscal year 2022, the Company recorded a $9 million charge to establish a bad debt reserve for accounts receivable due from an international customer that filed for bankruptcy. The Company believes the bankruptcy of a customer and associated bad debt expense of this magnitude to be an infrequent occurrence, which does not represent a normal, recurring operating cost. While the Company does incur bad debt expense in the ordinary course, it does not typically experience customer bankruptcies leading to charges of this magnitude. Prior to the item cited by the Staff, the last customer bankruptcy resulting in a one-time charge of this magnitude that was adjusted in normalized results occurred in 2018. As disclosed by the Company in its earnings release for the quarter ending March 31, 2024 furnished on Form 8-K on April 26, 2024, the Company subsequently received a payment of $9 million from the international customer as administered by the bankruptcy court. Consistent with the aforementioned charge, the Company also reflected the recovery of the bad debt as a non-GAAP adjustment presented for the quarter ended March 31, 2024.

Certain legal proceedings: In fiscal years 2023 and 2022, the Company recorded $11 million and $30 million, respectively, of legal expenses for certain proceedings. These expenses were primarily related to a completed U.S. Securities and Exchange Commission investigation as well as completed shareholder securities class action and derivative litigation, each of which is disclosed in Note 18 (Litigation and Contingencies) to its audited consolidated financial statements contained in its most recent Annual Report filed on Form 10-K on February 21, 2024. The Company believes the legal expenses incurred as a result of these matters are unusual, infrequent, and not typical of ongoing operations, and as such do not represent normal, recurring operating costs.

Inventory reserve: In fiscal year 2023, the Company recorded a $11 million inventory write-down due to the adoption of regulatory restrictions on the sale of certain of its products in select jurisdictions. The Company purchased the inventory based on a combination of historical sales, demand planning and other factors, but the salability of such inventory was ultimately impacted by the announcement and adoption of regulations that restricted the sale of certain products beyond a stipulated date. While regulatory restrictions impacting the sale of the Company’s products do occur from time to time, a change of law that results in a one-time inventory write-down of this magnitude is an unusual and infrequent occurrence, which does not represent a normal, recurring operating cost.

5.

Please tell us and revise future filings to detail the nature and composition of the non-GAAP adjustment to cost of products sold and selling, general and administrative expenses for “restructuring-related” costs. In your response, please tell us how you considered Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 20, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the guidance set forth in Question 100.01 of the Compliance and C&DIs on Non-GAAP Financial Measures and the requirements set forth in Item 10(e) of Regulation S-K with respect to the presentation of restructuring-related costs as a non-GAAP adjustment. The Company is in the process of a multi-year transformation of its operating model, front-end capabilities and supply chain, as discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Strategy contained in the Company’s most recent Annual Report filed on Form 10-K on February 21, 2024. In connection with these initiatives, the Company has initiated various major restructuring actions, such as our Realignment Plan commenced and expected to be substantially implemented by the end of 2024, Network Optimization Project commenced in 2023 and expected to be substantially completed in 2024 and Project Phoenix commenced and mostly completed in 2023, as well as other discrete actions as disclosed in its current reporting on its most recent Form 10-Q and Form 10-K, which were filed on July 26, 2024 and February 21, 2024, respectively. In connection with these actions, the Company incurs restructuring costs consistent with applicable accounting standards, including Accounting Standards Codification No. 420 and No. 712 (e.g., severance and other employee termination costs as well as contract termination and other costs), which the Company presents as a non-GAAP adjustment. Also associated with these actions, the Company incurs restructuring-related costs, which are costs that are directly attributable to a restructuring action and would not have been incurred absent the action (e.g., duplicative costs pending facility closure or exit of business activity, asset valuation adjustments and disposal gains or losses, accelerated depreciation, and consulting costs). The Company considers such initiatives to be transformational in nature and does not consider the associated restructuring costs and restructuring-related costs incurred, which vary significantly from period to period based on the timing of projects, to represent normal, recurring operating costs. Therefore, restructuring costs and restructuring-related costs are presented as a non-GAAP adjustment. Restructuring-related costs primarily related to manufacturing and distribution personnel, facilities and assets are generally recorded in cost of products sold, while restructuring-related costs primarily related to office facilities and assets and professional or clerical personnel are generally recorded in selling, general and administrative expenses in the Condensed Consolidated Statements of Operations.

APPENDIX A

The following tables present a reconciliation of certain non-GAAP financial measures to the most directly comparable financial measures in accordance with GAAP for the three and six months ended June 30, 2024 and a comparison to prior year. The Company has chosen to present the following non-GAAP measures to investors to enable additional analyses of past, present and future operating performance and as a supplemental means of evaluating the Company’s performance and operating results absent the effect of certain items that are deemed to be stand-alone items apart from the Company’s core operations (“Normalized Adjustments”). While these costs or gains are not expected to continue for any individual transaction on an ongoing basis, similar types of costs, expenses and charges or gains have occurred in prior periods.

Normalized Adjustments in 2024 and 2023 include the following:

Restructuring and restructuring-related costs	The Company incurs restructuring and restructuring-related charges in connection with various discrete initiatives, including previously disclosed initiatives such as our Realignment Plan, Network Optimization Project, Project Phoenix as well as other discrete actions. Restructuring charges primarily relate to severance and other employee termination costs as well as contract termination and other costs. Restructuring-related charges are costs that are directly attributable to a restructuring action and would not have been incurred absent the action. Restructuring-related charges primarily relate to duplicative costs pending facility closure, asset valuation adjustments and disposal gains or losses, accelerated depreciation, and consulting costs. Restructuring-related costs primarily related to manufacturing and distribution personnel, facilities and assets are generally recorded in cost of products sold, while restructuring-related costs primarily related to office facilities and assets and professional or clerical personnel are generally recorded in selling, general and administrative expenses in the Condensed Consolidated Statements of Operations. Restructuring and restructuring-related charges primarily related to the Realignment Plan for the three and six months ended June 30, 2024 and to Project Phoenix for the comparable periods ended June 30, 2023, respectively.

Amortization expense and impairments of acquired intangible assets	Represent the amortization expense and impairment charges associated with acquired intangible assets.

Argentina hyperinflationary currency movements	Represents the favorable or unfavorable movement in Argentine pesos related to our subsidiary operating in Argentina, which is considered a hyperinflationary economy.

(Gain) loss on divestitures and transaction costs	Represents the gain or loss on disposal of a business, which represents the difference between the fair value (less costs to sell) and carrying value of the business being disposed, as well as transaction costs associated with acquisitions and divestitures.

Other adjustments	The following adjustments comprise other adjustments below: Release of bad debt reserve related to the bankruptcy of an international customer; legal expenses for certain proceedings primarily related to a completed U.S. Securities and Exchange Commission investigation as well as completed shareholder securities class action and derivative litigation which is disclosed in Note 18 (Litigation and Contingencies) to our audited consolidated financial statements contained in our most recent annual report on Form 10-K; accelerated depreciation and amortization as well as the write-off of other assets associated with retail stores closure and software integration; the portion of a tax reserve associated with prior periods that was recorded due to the outcome of a judicial ruling relating to indirect taxes in an international entity; gains/losses arising from the mark-to-market of an investment with a readily determinable fair value; loss on modification of debt; loss on pension settlement; and an insurance recovery related to fire-related costs that were previously normalized.

Normalized income tax adjustments	The company uses a “with” and “without” approach to calculate normalized income tax expense or benefit. At an interim period, the company determines the year-to-date tax effect of the pretax items excluded from normalized results by allocating the difference between the calculated GAAP and calculated normalized tax expense or benefit. In addition, normalized income tax adjustments includes the income tax expense ($12 million and $14 million for the three months ended June 30, 2024 and 2023, respectively, $22 million and $23 million for the six months ended June 30, 2024 and 2023, respectively) that results from the amortization of a prior year normalized tax benefit.

NEWELL BRANDS INC.

RECONCILIATION OF GAAP AND NON-GAAP INFORMATION (UNAUDITED)

CERTAIN LINE ITEMS

(Amounts in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gross profit, as reported under GAAP	$699	$629	$1,203	$1,111
As a % of net sales	34.4%	28.5%	32.6%	27.7%

Normalized Adjustments:
Restructuring and restructuring-related costs	7	26	15	31
Argentina hyperinflationary charge	2	3	6	5

Normalized gross profit	$708	$658	$1,224	$1,147
As a % of net sales	34.8%	29.9%	33.2%	28.6%

Operating income, as reported under GAAP	$163	$120	$179	$84
As a % of net sales	8.0%	5.4%	4.9%	2.1%

Normalized Adjustments:
Restructuring and restructuring-related costs	26	39	65	90
Amortization of acquired intangible assets	25	19	50	38
Impairment of acquired intangible assets	—	8	—	8
Argentina hyperinflationary charge	2	3	6	5
(Gain) loss on divestitures and transaction costs	—	7	(1)	7
Other, net	3	5	(4)	12

Normalized operating income	$219	$201	$295	$244
As a % of net sales	10.8%	9.1%	8.0%	6.1%

Income (loss) before income taxes, as reported under GAAP	$84	$35	$24	$(81)

Normalized Adjustments:
Restructuring and restructuring-related costs	26	39	65	90
Amortization of acquired intangible assets	25	19	50	38
Impairment of acquired intangible assets	—	8	—	8
Argentina hyperinflationary charge	2	5	8	10
(Gain) loss on divestitures and transaction costs	(3)	7	(4)	7
Other, net	3	4	(3)	18

Normalized income before income taxes	$137	$117	$140	$90

NEWELL BRANDS INC.

RECONCILIATION OF GAAP AND NON-GAAP INFORMATION (UNAUDITED)

CERTAIN LINE ITEMS

(Amounts in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Income tax provision (benefit), as reported under GAAP	$39	$17	$(12)	$3
Effective income tax rates, as reported under GAAP	46.4%	48.6%	(50.0)%	3.7%

Normalized income tax adjustments	(53)	(1)	3	12

Normalized income tax provision (benefit)	$(14)	$16	$(9)	$15
Normalized effective income tax rates	(10.2)%	13.7%	(6.4)%	16.7%

Net income (loss), as reported under GAAP	$45	$18	$36	$(84)

Normalized Adjustments:
Restructuring and restructuring-related costs	26	39	65	90
Amortization of acquired intangible assets	25	19	50	38
Impairment of acquired intangible assets	—	8	—	8
Argentina hyperinflationary charge	2	5	8	10
(Gain) loss on divestitures and transaction costs	(3)	7	(4)	7
Other, net	3	4	(3)	18
Normalized income tax adjustments	53	1	(3)	(12)

Normalized net income	$151	$101	$149	$75

Diluted earnings (loss) per share, as reported under GAAP	$0.11	$0.04	$0.09	$(0.20)

Normalized Adjustments:
Restructuring and restructuring-related costs	0.06	0.09	0.16	0.22
Amortization of acquired intangible assets	0.06	0.05	0.12	0.09
Impairment of acquired intangible assets	—	0.02	—	0.02
Argentina hyperinflationary charge	—	0.01	0.02	0.02
(Gain) loss on divestitures and transaction costs	(0.01)	0.02	(0.01)	0.02
Other, net	0.01	0.01	(0.01)	0.04
Normalized income tax adjustments	0.13	—	(0.01)	(0.03)

Normalized diluted earnings per share*	$0.36	$0.24	$0.36	$0.18

*	Totals may not add due to rounding.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 20, 2024

If you have any questions regarding the foregoing, please contact Bradford Turner, the Company’s Chief Legal and Administrative Officer, by telephone at (770) 418-7710 or by email at bradford.turner@newellco.com, or our legal counsel at Jones Day, Joel T. May, by telephone at (404) 581-8967 or by email at jtmay@jonesday.com.

Sincerely,

Newell Brands Inc.

/s/ Bradford Turner
Bradford Turner
Chief Legal & Administrative Officer and Corporate Secretary

cc:	Joel T. May (Jones Day)

Ferrell M. Keel (Jones Day)